September 24, 2010

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3720

Re: Fisher Communications, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 12, 2010

File No. 000-22439

Dear Mr. Spirgel:

This letter responds to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated August 25, 2010 (the “Comment Letter”) regarding the above-referenced annual report on Form 10-K for the year-ended December 31, 2009 (the “Form 10-K”) filed by Fisher Communications, Inc. (“Fisher” or the “Company”). Based on the prior conversation between Staff Attorney, John Harrington, and Christopher Bellavia, Fisher’s General Counsel, we confirmed that we expected to respond to the Comment Letter by September 24, 2010.

Form 10-K for the year ended December 31, 2009

Financial statements

Notes to consolidated financial statements

Note 18 – Local Marketing Agreement, page 93

1.	Addressing paragraphs 25-38 of ASC 810-10-25 tell us in detail how you concluded that South Sound does not meet the criteria for consolidation.

Response:

South Sound Broadcasting L.L.C. (“SSB”) is a limited liability company which was established by an individual unrelated to Fisher eight years ago primarily to own and operate radio stations. SSB owned and operated KFMY 97.7 FM (the “Station”) and KLSY 107.9 FM, which were broadcast from Olympia, Washington, and Raymond, Washington, respectively. SSB’s assets include FCC licenses, broadcasting equipment and transmitting towers.

On May 8, 2009, Fisher entered into a Local Marketing Agreement (“LMA”) and an Option Agreement with SSB (together, the “Agreements”). The purpose of the LMA was to operate the Station for a relatively short period of time and evaluate whether the Company was interested in acquiring the license and related assets. The more significant terms of the Agreements are as follows:

•

The LMA has a three year term, and the Company has no unilateral right to renew the LMA at the end of the term. Under the LMA, Fisher obtained the right to transmit programming (i.e. news programming from Fisher’s existing KOMO AM news-focused radio station) on the Station using certain assets owned by SSB. Fisher has the sole right to sell advertising and retain the related revenues for the Station. SSB bears

Mr. Larry Spirgel

U. S. Securities and Exchange Commission

September 24, 2010

the responsibility for compliance with the Communication Act of 1934, FCC Rules and all other applicable laws in the operation of the Station, and for the programming broadcasted by the Station. SSB is responsible for the employment of the Station manager and for important decisions associated with Station activities (mainly related to capital expenditures and maintenance associated with broadcasting equipment, transmitters, etc.) in order to protect its interests should Fisher not exercise its option to acquire the assets of the Station. SSB could block the programming provided by Fisher; however, that is unlikely as long as the programming, in this case, news content, complies with FCC rules and regulations. We do not expect to change the news format during the term of the LMA. In consideration of the rights granted by the LMA, Fisher (i) reimburses SSB for substantially all of the costs and expenses associated with the Station; provided that its reimbursement of Station-related personnel costs (comprised of a portion of salaries for two employees and related costs) shall be limited to $100,000 per year, subject to a 10% annual increase if actual personnel costs are higher; and (ii) pays SSB a monthly license fee ranging from $12,500 to $25,000 during the term of the LMA.

•

Under the Option Agreement, Fisher has the option to purchase certain tangible and intangible assets used and useful in the operation of the Station at any time during the term of the LMA (the “Option”). The purchase price for the assets of SSB subject to the Option is $11,000,000, plus an escalation amount equal to 4% per annum over the term of the LMA. The exercise price was negotiated by the parties to be the fair value of the licenses and related assets (commonly referred to as the “stick” value) based on comparable sales transactions in similar situations. The escalation amounts were intended to compensate the owner for the time value of money and negotiated generally based on prevailing interest rates. The Company considers the primary value of the Option to be the right to acquire the FCC licenses associated with the operation of the Station. The Option does not include all of the assets and liabilities of the Station, or any of SSB’s other assets or liabilities, which mainly include the licenses and broadcasting equipment associated with KLSY 107.9 FM that are located in another city in Washington State. Fisher paid SSB a fee in the amount of $25,000 as consideration for its execution of the Option. If Fisher does not exercise the Option, it will be required to pay SSB a breakup fee of approximately $1,400,000.

To determine whether Fisher should consolidate the assets associated with the Agreements, we considered whether the assets are cordoned within SSB (a “silo”) or otherwise whether SSB is a variable interest entity (“VIE”) overall. We concluded that the structure did not have the characteristics of a silo (our variable interests specified in the Agreements are not the only source of payment for specified liabilities or equity). Given the relative materiality of the transaction, we did not perform a complete evaluation to determine whether SSB would be considered a VIE (i.e., whether the Station represented greater than 50% of the fair value of the SSB in its entirety - and therefore the Company’s interests would represent a variable interest in the entity). However, we did consider that SSB had operations of assets not subject to the Agreements and that the owners of SSB, who are unrelated to Fisher, exert the traditional characteristics of control over SSB. Specifically, we noted that the owners of the legal entity:

1.	Have the right to make significant decisions about the entity’s activities; they have sole responsibility for decisions related to SSB as a legal entity and for decisions related to operating activities not covered by the LMA or the optioned assets. SSB also makes decisions to protect its interests and the assets associated with KFMY 97.7. However, Fisher is involved in the decision process at some stage to make sure that SSB is not making decisions that unreasonably impact the amount of reimbursable expenses. As a practical matter, SSB is not expected to be involved in programming or radio format decisions at KFMY 97.7 during the term of the LMA. Fisher has no input whatsoever in any decisions unrelated to activities under the LMA.

2.	Have substantive voting rights to make decisions that have a significant impact on the success of SSB. In fact, SSB is solely making decisions to preserve the value of KFMY 97.7 in the event that the Company does not exercise the Option.

In addition, Fisher does not have any equity or other such interests in SSB, and would not consolidate SSB under a voting interest model. Notwithstanding the above analysis, we considered the operating activities of SSB and the way in which decisions are made and approved as follows:

Mr. Larry Spirgel

U. S. Securities and Exchange Commission

September 24, 2010

Activity	Ability to direct and approve decisions
Selection of programming	SSB bears the responsibility for compliance with the Communication Act of 1934, FCC Rules and all other applicable laws in the operation of the Station, and for the programming broadcasted by the Station. However, Fisher makes the day-to-day programming decisions for the Station.

Hiring and terminating employees	SSB makes all employee decisions. SSB has two employees at the Station during the LMA period, and a portion of their salaries are reimbursed by Fisher.

Purchase & maintenance of station assets	SSB makes all decisions, except Fisher monitors those decisions to ensure that the amount of reimbursable expenses is fair under the circumstances.

Cash flow and liquidity	SSB makes all the decisions.

Fisher also considered that the Option is only in respect of specified assets of SSB and that there was significant uncertainty surrounding the Company’s exercise of the Option because:

1.	The Company was exploring various strategies and markets to increase revenues and profitability, and management was not committed to the acquisition of the assets subject to the Option at its inception; and

2.	Until the Company had operated the Station for all or a meaningful portion of the LMA period, the business case for acquiring the assets subject to the Option could not be fully evaluated.

In summary, we concluded that consolidation was not appropriate because the Company would not expect to absorb a majority of the losses or be entitled to a majority of the expected benefits of SSB due to the relatively short term of the LMA, the lack of any right for Fisher to extend the LMA beyond three years, the uncertainty surrounding our exercise of the Option, and the existence of SSB’s other broadcasting station and related activities.

Fisher hereby acknowledges that:

•	Fisher is responsible for the adequacy and accuracy of the disclosures in the Form 10-K;

•	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and

•	Fisher may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact me at (206) 404-6783 or Christopher J. Bellavia, Fisher’s General Counsel, at (206) 404-4884.

Sincerely,

/s/ Colleen B. Brown
Colleen B. Brown
President and Chief Executive Officer